SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

U.S. CONCRETE, INC.

(Name of Subject Company (Issuer) and Filing Person)

Options to Purchase Common Stock, par value $.001 per share,

Having an Exercise Price of $8.00 or More

(Title of Class of Securities)

90333L 10 2

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Donald C. Wayne

Vice President, General Counsel and Corporate Secretary

U.S. Concrete, Inc.

2925 Briarpark, Suite 500

Houston, Texas 77042

(713) 499-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

With a copy to:

Ted W. Paris

Baker Botts L.L.P.

910 Louisiana

Houston, Texas 77002

(713) 229-1234

☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $119.

Form of Registration No.: 005-56937.

Filing Party: U.S. Concrete, Inc.

Date filed: August 22, 2003.

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third-party tender offer subject to Rule 14d-1.

☒    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☒

INTRODUCTION

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “Commission”) on August 22, 2003 by U.S. Concrete, Inc. (the “Company”), as previously amended by Amendment No. 1 to the Schedule TO (“Amendment No. 1”) filed with the Commission on September 9, 2003, Amendment No. 2 to the Schedule TO (“Amendment No. 2”) filed with the Commission on September 15, 2003 and Amendment No. 3 to the Schedule TO (“Amendment No. 3”) filed with the Commission on September 24, 2003.

ITEM 4.

Item 4 of the Schedule TO, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, is hereby amended and supplemented as follows to report the correct final results of the tender offer:

The offer made pursuant to the Schedule TO expired at 5:00 p.m. Central Time on Monday, September 22, 2003. We accepted for exchange and canceled eligible options to purchase 859,140 shares of our common stock, representing approximately 93% of the 921,754 options that were eligible to be tendered in the offer as of the expiration date. Pursuant to the terms of the offer, we granted restricted stock representing an aggregate of 286,381 shares of our common stock in exchange for the tendered eligible options.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

U.S. CONCRETE, INC.

By:	/S/ DONALD C. WAYNE

Donald C. Wayne
Vice President, General Counsel and
Corporate Secretary

Dated: September 29, 2003

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
(a) (1) (A)*	Offer to Exchange, dated August 22, 2003.

(a) (1) (B)*	Form of Letter of Transmittal.

(a) (1) (C)*	Form of Letter to Holders.

(a) (1) (D)*	Pages 26 through 50 of the U.S. Concrete, Inc. Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 31, 2003, incorporated herein by reference.

(a) (1) (E)*	Pages 1 through 10 of the U.S. Concrete, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed with the Securities and Exchange Commission on August 14, 2003, incorporated herein by reference.

(a) (1) (F)*	Computation of ratio of earnings to fixed charges.

(a) (1) (G)*	Form of Letter to Holders dated September 9, 2003.

(a) (1) (H)*	Form of Letter to Holders dated September 24, 2003.

(b)	Not applicable.

(d) (1)*	1999 Incentive Plan of U.S. Concrete, Inc., filed as Exhibit 10.1 to the Company’s Registration Statement on Form S-1 (Reg. No. 333-74855), and incorporated herein by reference.

(d) (2)*	2001 Employee Incentive Plan of U.S. Concrete, Inc., filed as Exhibit 4.6 to U.S. Concrete’s Registration Statement on Form S-8 (Reg. No. 333-60710) and incorporated herein by reference.

(d) (3)*	Representative Sample of Restricted Stock Award Agreement (included as Schedule B to Exhibit (a)(1)(A) and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.